Exhibit 99.1
Cresco Labs Announces Voting Results of Its Annual General and Special Meeting of Shareholders
2026-11-02
Shareholders approved measures that streamline capital structure and governance to position the Company for a potential senior U.S. exchange listing
CHICAGO--(BUSINESS WIRE)-- Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), today announced the results of its annual general and special meeting of shareholders (the “Meeting”) held on October 30, 2026.
At the Meeting, shareholders approved three special resolutions relating to:
(1)creation of a new parent company (“TopCo”) and exchange of Cresco Labs securities and participating Cresco Labs LLC membership interests for TopCo securities,
(2)a potential, subsequent redomicile of TopCo from British Columbia to Delaware, and
(3)an extension of the listing sunset date applicable to the Company's multiple voting shares from the first to the third anniversary of a U.S. listing.
Shareholders also voted to approve other annual items of business, including electing the following seven directors:
•Charles Bachtell
•Marc Lustig
•Thomas J. Manning
•Randy D. Podolsky
•Michele Roberts
•Robert M. Sampson
•Edward Tilly
Each of the foregoing matters was approved by at least 94% of the shares voted at the Meeting.
About Cresco Labs Inc.
Cresco Labs' mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy's, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs' journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.

Forward-Looking Statements
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by words such as "anticipate", "believe", "plan", "expect", "intend", "estimate", "forecast", "project", "potential", "seek", "target", "may", "will", "would", "could", "should" and similar expressions, or the negatives thereof.
Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated benefits of the proposed multiple voting share amendment, the TopCo share exchange, and the potential redomicile; the potential listing of the Company's (or TopCo's) securities on a U.S. stock exchange; and the expected timing, implementation and effects of the proposed transactions.
Forward-looking statements are based on the Company's current expectations, estimates and assumptions and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, that may cause actual results, performance or achievements to differ materially from those expressed or implied. Such risks and uncertainties include, among others: the failure to obtain required court, stock exchange or regulatory approvals in a timely manner, on acceptable terms, or at all; the failure to satisfy other conditions to completion of the proposed transactions; the possibility that the proposed transactions may be delayed, modified or abandoned; the failure to realize the anticipated benefits, cost savings or structural simplification expected from the proposed transactions; costs and expenses associated with the proposed transactions exceeding expectations; unanticipated tax consequences to the Company, TopCo or securityholders arising from the TopCo share exchange or the redomicile; changes in tax laws, treaties or regulations or their interpretation or enforcement in Canada, the United States or other jurisdictions; the effects of the proposed transactions on the trading price, liquidity and index eligibility of the Company's securities; the uncertain and evolving legal and regulatory status of cannabis in the United States and the resulting uncertainty as to whether a U.S. national securities exchange listing will become available to the Company; the effect of the announcement or pendency of the proposed transactions on the Company's business, operations, relationships and personnel; the loss of "foreign private issuer" status upon completion of the potential redomicile; and the other risk factors described in the management information circular dated September 18, 2026, as amended, and in the Company's annual and interim disclosure filings, including the Company's annual information form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The foregoing list is not exhaustive. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No securities regulatory authority or stock exchange has approved or disapproved of the information contained herein.

Media
press@crescolabs.com
Investors
Mark Stortz, Interim CFO, Cresco Labs
investors@crescolabs.com
For general Cresco Labs inquiries: 312-929-0993
info@crescolabs.com
Source: Cresco Labs